SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549
                         ______________________

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                           (Amendment No. )

                        Ambassador Apartments, Inc.
                            (Name of Issuer)

            Class A Senior Cumulative Convertible Preferred Stock
                     (Title of Class of Securities)


                             (CUSIP Number)

                           Mr. Matthew W. Kaplan
                           Rothschild Realty Inc.
                         1251 Avenue of the Americas
                          New York, New York 10020
                             (212) 403-3500
              (Name, address and telephone number of person
             authorized to receive notices and communications)

                            August 16, 1996
         (Date of event which requires filing of this statement)
                         ______________________

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box  [ ].

          Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                           Page 1 of 7 Pages

                                      13D
CUSIP No.
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON        Five Arrows Realty Securities L.L.C.
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                  WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION        Delaware

_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER

SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER              1,351,351

OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER         1,351,351
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON                 1,351,351

_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)            100%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON
                  OO
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                               Page 2 of 7 Pages

                                      13D
CUSIP No.
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON       Rothschild Realty Investors II L.L.C.
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                  AF
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION        Delaware

_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER

SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER     1,351,351

OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER         1,351,351
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON                 1,351,351

_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)            100%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON
                  OO
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                               Page 3 of 7 Pages

Item 1.   Security and Issuer

            This statement on Schedule 13D ("Schedule 13D") is being filed with respect to the Class A Senior Cumulative Convertible Preferred Stock, par value $.01 per share (the "Preferred Stock") of Ambassador Apartments, Inc., a Maryland corporation (the "Company"), whose principal executive offices are located at 77 West Wacker Drive, Chicago, Illinois 60601.

Item 2.   Identity and Background

          (a) This Schedule 13D is being filed on behalf of (i) Five Arrows Realty Securities L.L.C., a Delaware limited liability company ("Five Arrows") and (ii) Rothschild Realty Investors II L.L.C., a Delaware limited liability company and sole Managing Member of Five Arrows ("Rothschild").

           The reporting entities are making a joint filing pursuant to Rule 13d-1(f) because, by reason of the relationship as described herein, they may be deemed to be a "group" within the meaning of Section 13(d)(3) with respect to acquiring, holding and disposing of shares of Preferred Stock.

          (b) The business address of each of the Five Arrows and Rothschild is 1251 Avenue of the Americas, New York, New York 10020.

          (c) Five Arrows is a private investment limited liability company. The principal occupation of Rothschild is acting as managing member of Five Arrows. The current Managers of Rothschild are John D. McGurck, Matthew W. Kaplan, James E. Quigley, 3rd, and D. Pike Aloian.

          (d) Neither of Five Arrows or Rothschild has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Neither Five Arrows or Rothschild has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

                         Page 4 of 7 Pages

Item 3.   Source and Amount of Funds or Other Consideration

          The source of funds for the purchases reported by Five Arrows herein was Five Arrow's capital. The total amount of funds used by Five Arrows to purchase the 1,351,351 shares of Preferred Stock owned by it is $25,000,000.


Item 4.   Purpose of Transaction

          The purpose of the acquisition of the shares of Common Stock by Five Arrows is for investment. Five Arrows intends to review its holdings with respect to the Company on a continuing basis. Depending on Five Arrows's evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, market prices of the shares of Preferred Stock and availability and alternative uses of funds; as well as conditions in the securities markets and general economic and industry conditions), Five Arrows may acquire other securities of the Company; sell all or a portion of its shares of Preferred Stock or other securities of the Company, now owned or hereafter acquired, or maintain its position at current levels.

          Pursuant to the Articles Supplementary of the Charter of the Company, the holders of the Preferred Stock have the right to elect one member of the Board of Directors of the Company. Additionally, upon the occurrence of certain other events, the holders of the Preferred Stock shall have the right to elect a second member of the Board of Directors of the Company. Consequently, Matthew W. Kaplan has been designated as a member of the Board of Directors of the Company and has been appointed to the Board of Directors of the Company by the existing Board of Directors of the Company.

          Other than as described above, Five Arrows has no present plans or proposals which relate to, or would result in, any of the matters enumerated in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. Five Arrows may, at any time and from time to time, review or reconsider its position with respect to the Company, and formulate plans or proposals with respect to any such matters.

Item 5.   Interest in Securities of the Issuer

            (a) As of the close of business on August 16, 1996, Five Arrows owned, within the meaning of Rule 13d-3 under the Exchange Act, 1,351,351 shares of the Preferred Stock. Rothschild, as sole managing member of Five Arrows, may be deemed the beneficial owner of the 1,351,351 shares of Preferred Stock held by Five Arrows.

          (b) Five Arrows has the sole power to vote and dispose of the 1,351,351 shares of Preferred Stock owned by it, which power may be exercised by Rothschild.

                         Page 5 of 7 Pages

            (c) Five Arrows purchased the 1,351,351 shares of Preferred Stock from the Company on August 16, 1996 pursuant to an Investment Agreement, dated as of August 15, 1996, among the Company, Five Arrows and Ambassador Apartments, L.P., a Delaware limited partnership (the "Partnership"). In consideration for the 1,351,351 shares of Preferred Stock, Five Arrows paid $18.50 per share for a total of $25,000,000.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer

      Pursuant to the Supplemental Agreement, dated as of August 16, 1996, between the Company and Five Arrows, Five Arrows has the right to require the Company to redeem its shares of Preferred Stock at a premium upon the breach of certain covenants by the Company. Other than as described herein, or the agreement described in Exhibit 99.1 in Item 7 below, there are no contracts, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons or any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  Material To Be Filed As Exhibits

Exhibit Number                       Description

99.1 Joint Acquisition Statement, as required by Rule 13d-1(f)(1) of the Securities Act of 1934.

99.2 Investment Agreement, dated as of August 15, 1996, among the Company, Five Arrows and the Partnership.

99.3 Supplemental Agreement, dated as of August 16, 1996, between the Company and Five Arrows.

                         Page 6 of 7 Pages

                              SIGNATURE

            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 26, 1996


                                    FIVE ARROWS REALTY SECURITIES L.L.C.

                                    By: /s/ James E. Quigley 3d

                                        Manager

                                    ROTHSCHILD REALTY INVESTORS II L.L.C.

                                    By: /s/ James E. Quigley 3d






                         Page 7 of 7 Pages